Michael Francis Akerman LLP Las Olas Centre II, Suite 1600 350 East Las Olas Boulevard Fort Lauderdale, FL 33301-2999 T: 305 982 5581 F: 954 463 2224

February 2, 2018

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Red Violet, Inc. Amendment No. 1 to Draft Registration Statement on Form 10 Submitted January 9, 2018 CIK No. 0001720116

Dear Ms. Woo:

On behalf of Red Violet, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated January 25, 2018, regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form 10 filed on January 9, 2018. Please note the Company is simultaneously filing Amendment No. 2 to the Draft Registration Statement on Form 10 (“Amendment No. 2”).

Please note for your convenience, we have recited the Staff’s comments in boldface type and provided the Company’s response to the comment immediately thereafter.

Business

Concentration of Suppliers, page 44

1.	We note the disclosure you have added in this section in response to prior comment 3 regarding your contract with your largest data supplier. The identity of this principal supplier appears to be material and should be disclosed. Please revise. See Item 101(h)(4)(v) of Regulation S-K.

In response to the Staff’s comment, we have filed supplementally our response and a request for relief under Instruction 3 to Registration S-K, Item 101.

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

February 2, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use and Reconciliation of Non-GAAP Financial Measures, page 51

2.	Please tell us how you determined that litigation costs included in your adjusted EBITDA calculations are non-recurring in nature. Alternatively, revise to remove the reference to non-recurring in this line item description. Refer to Item 10(e)(1)(ii)(B) of Regulation SK and Question 102.03 of the Non-GAAP Compliance and Disclosure Interpretations.

In response to the Staff’s comment, we have removed the reference to “non-recurring” here and elsewhere as appropriate.

Thank you for your continued assistance with this filing. If you have any questions, please call me at 305.982.5581.

Sincerely,

AKERMAN LLP

/s/ Michael Francis

For the Firm

cc:

Rebekah Lindsey, Staff Accountant

    United States Securities and Exchange Commission

Kathleen Collins, Accounting Branch Chief

    United States Securities and Exchange Commission

Matthew Derby, Attorney-Advisor

    United States Securities and Exchange Commission

Barbara C. Jacobs, Assistant Director

    United States Securities and Exchange Commission

Derek Dubner, Chief Executive Officer

    Red Violet, Inc.

Josh Weingard, Esq. – Corporate Counsel and Secretary

    Cogint, Inc.

Christina C. Russo, Esq.

    Akerman LLP